IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

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                                                :
JAMES T. WILLIAMSON,                            :
                                                : Civil Action No. 14623
                              Plaintiff,        :
                                                :
            v.                                  :
                                                :
JOHN E. BRYSON, EDWARD M. CARSON,               :
JEWEL PLUMMER COBB, RALPH P. DAVIDSON,          :
MYRON DU BAIN, DON C. FRISBEE, GEORGE           :
M. KELLER, THOMAS L. LEE, WILLIAM F.            :
MILLER, WILLIAM F. RANDALL, STEVEN B.           :
SAMPLE, FORREST N. SHUMWAY, WILLIAM             :
E.B. SIART, RICHARD J. STEGEMEIER,              :
DANIEL M. TELLEP and FIRST INTERSTATE           :
BANCORP,                                        :
                                                :
                              Defendants.       :
                                                :
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            Plaintiff, by his attorneys, alleges upon information and belief, excepts with respect to his ownership of First Interstate Bancorp ("FIB" or the "Company") common stock as follows:

                                    PARTIES

            1.    Plaintiff is the owner of common stock of FIB.

            2. Defendant FIB is a Delaware corporation with executive offices at 633 West Fifth Street, Los Angeles, California 90071. FIB is a bank holding company with subsidiaries which perform commercial banking operations, investment advisory services, mortgage banking services, international banking services and other related







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financial activities. As of July 31, 1995, FIB had approximately 75,985,361 shares of common stock outstanding held by approximately 24,976 shareholders of record.

            3.  Defendant Edward B. Carson is Chairman of the
Board of Directors of FIB.

            4. Defendant William E.B. Siart is President, Chief Executive Officer, and a director of FIB.

            5. Defendant William S. Randall is Chief Operating officer and a director of FIB.

            6. Defendants John E. Bryson, Jewel Plummer Cobb, Ralph P. Davidson, Myron Du Bain, Don C. Frisbee, George M. Keller, Thomas L.
Lee, William F. Miller, Steven B. Sample, Forrest N. Shumway, Richard
J. Stegemeier, and Daniel M. Tellep are directors of FIB.

            7. The foregoing individual directors of FIB (collectively the "Director Defendants"), owe fiduciary duties to FIB and its shareholders.

            8. Wells Fargo & Co. ("Wells Fargo") is a Delaware corporation with executive offices at 420 Montgomery Street, San Francisco, California 94163-0001. Wells Fargo is a bank holding company with subsidiaries that perform commercial banking operations, investment advisory services, international and mortgage banking services, credit card services and other related financial activities. As of July 31, 1995, Wells Fargo had approximately 48,259,136 shares of common stock outstanding.


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                           CLASS ACTION ALLEGATIONS

           9. Plaintiff bring this action on their own behalf and as a class action on behalf of all shareholders of defendant FIB (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.
            10. This action is properly maintainable as a class action for the following reasons:
                  (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of July 31, 1995, there were over 75 million shares of defendant FIB's common stock outstanding owned by over 24,000 shareholders of record scattered throughout the United States.
                  (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
                  i. Whether the Defendant Directors have breached their fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;


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                  ii.  Whether the Defendant Directors have wrongfully
failed to act in the best interests of FIB and its shareholders;
                  iii. Whether plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein; and
                  iv. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.
            11. Plaintiff are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff have the same interest as the other members of the Class. Accordingly, plaintiff are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.
            12. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunc- tive relief with respect to the Class as a whole.
            13. The prosecution of separate actions by individual members of the Class could create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which


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would as a practical matter be dispositive of the interests of the other members not parties to the adjudications.
            14. Plaintiff anticipate that there will not be any diffi-culty in the management of this litigation.
            15. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.
                            SUBSTANTIVE ALLEGATIONS
           16. On October 18, 1995 Wells Fargo announced that it had submitted a merger proposal to the FIB Board, pursuant to which Wells Fargo would exchange .625 of a Wells Fargo common share for each FIB share. On October 17, 1995, FIB stock closed at $106 per share, and Wells Fargo stock closed at $213-5/8 per share. Thus, the proposal has an implied value of $133.52 per FIB share based upon the October 17, 1995 closing prices. It was also reported that Wells Fargo sees raising its dividend 5% to satisfy FIB stockholders.
            17. In response to the Wells Fargo proposal, the FIB Board stated in a press release that Wells Fargo's proposal was unsolicited and that FIB is "deeply disappointed that Wells Fargo would take this uninvited action." The Board also stated that it would consider Wells Fargo's proposal and respond to it "when appropriate". However, Carl E. Reichardt, Wells Fargo's Chief Executive Officer, reportedly stated that FIB wants six months to mull the Wells Fargo offer. Further, Wells Fargo reportedly publicized the offer due to FIB's stance.


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            18. The Director Defendants, acting in concert, have violated and are violating fiduciary duties owed to the public shareholders of FIB. The Director Defendants were and are obligated to act in the best interests of FIB and its shareholders, including the consideration of whether all bona fide offers or proposals to acquire the Company or its assets are in the best interests of the shareholders.
            19. The conduct of the Director Defendants in connection with the Wells Fargo proposal is, and unless corrected, will continue to be, wrongful, unfair and harmful to FIB's public shareholders.
            20. In contemplating, planning and/or effecting the foregoing actions and inactions, the Director Defendants are not acting in good faith and with due care and loyalty toward plaintiff and the Class, and have breached, and are breaching, fiduciary duties to plaintiff and the Class.
            21. Because the Defendant Directors (and those acting in concert with them) dominate and control the business and corporate affairs of FIB and because they are in possession of private corporate information concerning FIB's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the Director Defendants.
            22. As a result of the wrongful actions and inactions of the Director Defendants, plaintiff and the Class have been and will be damaged.


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            23. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.
            24.  Plaintiff has no adequate remedy at law.
            WHEREFORE, plaintiff demands judgment as follows:
                  (a) Declaring that this action may be maintained as a class action;
                  (b) Enjoining preliminarily and permanently the Director Defendants to consider and negotiate with respect to all bona fide offers or proposals for the Company or its assets, in the best interests of FIB shareholders;
                  (d) Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the wrongful conduct complained of herein, together with prejudgment and post-judgment interest;
                  (e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and



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                  (f)  Granting such other and further relief as may be
just and proper.
Dated: October 18, 1995
                              CHIMICLES, JACOBSEN & TIKELLIS


                              ------------------------------
                              Pamela S. Tikellis
                              James C. Strum
                              Robert J. Kriner, Jr.
                              One Rodney Square
                              P.O. Box 1035
                              Wilmington, DE  19899
                              (302) 656-2500


OF COUNSEL:

Charles J. Piven, Esquire
The Legg Mason Tower
Suite 2700
Baltimore, Maryland  21202




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